SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

UNITED FUEL & ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

910425107

(CUSIP NUMBER)

Falcon Seaboard Investment Company, L.P.
109 North Post Oak Lane
Suite 540
Houston, Texas 77024
Tel. No.: (713) 961-8158
E.H. (Gene) Dewhurst

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910425107	13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Seaboard Investment Company, L.P. 76-0510121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 7,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14		TYPE OF REPORTING PERSON PN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 7,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FSI Management L.L.C. 76-0510122
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 7,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14		TYPE OF REPORTING PERSON OO

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 7,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Dewhurst Trust U/A dated June 27, 2000 76-0509868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 7,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14		TYPE OF REPORTING PERSON OO

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 7,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin H. Young, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 7,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14		TYPE OF REPORTING PERSON IN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 7,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E.H. (Gene) Dewhurst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 7,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%
14		TYPE OF REPORTING PERSON IN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 7,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Shares”), of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”).

Item 1.  Security and Issuer.

This Statement relates to the Shares. The address of the principal executive office of the Issuer is 405 N. Marienfeld, Ste. 300, Midland, TX 79701.

Item 2.  Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Falcon Seaboard Investment Company, L.P. (“Falcon LP”);

ii)	FSI Management L.L.C. (“GPCo”);

iii)	David Dewhurst Trust U/A dated June 27, 2000 (“Trust”); and

iv)	Martin H. Young, Jr. (“M Young”)

v)	E.H. (Gene) Dewhurst. (“G Dewhurst”)

This Statement relates to Shares held for the account of Falcon LP. GPCo is the general partner of Falcon LP. Trust is the managing member of GPCo. M Young and G Dewhurst are the Trustees of Trust. Falcon LP is a Delaware limited partnership, GPCo is a Delaware limited liability company, Trust is a trust organized under the laws of the state of Texas and M Young and G Dewhurst are United States citizens. The principal occupation of each of M Young and G Dewhurst is to acquire and manage investments for Falcon LP and to act as executive managers of companies affiliated with Falcon LP. The address of the principal business office of each of Falcon LP, GPCo, Trust, M Young and G Dewhurst is 109 North Post Oak Lane, Suite 540, Houston, Texas 77024.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 25, 2006, Falcon LP purchased 3,000 shares of the Issuer’s Series A Preferred Stock at $1,000 per share for an aggregate purchase price of $3,000,000, pursuant to a private offering by the Issuer. The source of the funds used to purchase the shares of Series A Preferred Stock was Falcon LP’s available working capital.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The purchases were made in the ordinary course of business, and, consistent with the investment purpose, the Reporting Persons may make, or cause, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed, any or all of the Shares held by it at any time.

The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Persons may suggest changes in the strategic direction of the Issuer as a means of enhancing shareholder value, an increase in the size of the Issuer’s board of directors, the addition of independent members to the Issuer’s board of directors, a stock repurchase plan and change in the Issuer’s capital structure.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including: changes in the composition of the Issuer's board of directors or management, changes to the Issuer's certificate of incorporation or bylaws, restructuring the Issuer's capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Except as otherwise described herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 9,635,733 Shares that are (i) held for the account of Falcon LP, and (ii) beneficially held by Messrs. Kelly and McArthur. Such shares represent approximately 61.5% of the 13,656,202 Shares outstanding as of April 28, 2006, as reported by the Issuer in its Definitive Schedule 14A filed with the Securities and Exchange Commission on May 1, 2006.

(b)  (i) Falcon LP has the sole power to direct the voting and disposition of the 2,000,000 Shares held for its account and each of GPCo (as the general partner of Falcon LP), Trust (as the managing member of GPCo), M Young and G Dewhurst (as a result of their positions as Trustees of Trust) may be deemed to have the sole power to direct the voting and disposition of the 2,000,000 Shares held for the account of Falcon LP.

(ii) Pursuant to the Voting Agreement described in Item 6, Falcon LP has the shared power to vote 7,635,733 Shares beneficially held by Messrs. Kelly and McArthur. As such, GPCo, Trust, M Young and G Dewhurst may be deemed to have the shared power to direct the voting of the 7,635,733 Shares held Messrs. Kelly and McArthur.

(c) Except as described in Item 3, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by any of the Reporting Persons.

(d) The limited partners of Falcon LP have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in Falcon LP.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Thomas E. Kelly, the Issuer’s Chairman of the Board and Charles McArthur, a director and the Chief Executive Officer of the Issuer, have entered into a Voting Agreement with Falcon LP, pursuant to which they have agreed to vote (or cause to be voted) all of their Shares (and any and all securities issued or issuable in respect thereof) in favor of electing one member designated by Falcon LP to the Issuer’s board of directors and against (or to otherwise withhold votes from) any nominees for election to the Issuer’s board of directors to whom Falcon LP has notified them that it reasonably objects.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of May 3, 2006, by and among the Reporting Persons.

2. Voting Agreement, dated April 21, 2006, by and among Falcon Seaboard Investment Company, L.P., Thomas E. Kelly and Charles McArthur.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2006

FALCON SEABOARD INVESTMENT COMPANY, L.P.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst
Vice-President-Finance & Treasurer of FSI Management L.L.C, its general partner

FSI MANAGEMENT, L.L.C.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst,
Trustee of David Dewhurst Trust U/A dated June 27, 2000, its managing member

DAVID DEWHURST TRUST U/A DATED JUNE 27, 2000

By:	/s/ Martin H. Young, Jr.
Martin H. Young, Jr., Trustee

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst, Trustee

/s/ Martin H. Young, Jr.
Martin H. Young, Jr.

/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst